[logo]
GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place
              Vancouver, B.C.   Canada     V6C 3E1      TSX: GLG      NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2009 RESULTS

•	Revenues grew 323% to record $41.9 million from $9.9 million in 2008
•	Net income improved by $11.4 million from loss of $10.6 million to profit of $0.8 million
•	Earnings per diluted share for 2009 were $0.04 compared to 2008 loss of $0.60 per diluted share
•	EBITDA for 2009 climbed $11.5 million to $10.5 million from ($1.0 million) in 2008

Vancouver, B.C. March 31, 2009 - GLG Life Tech Corporation (TSX: GLG) (NASDAQ: GLGL) (“GLG” or the “Company”), a vertically integrated leader in the agricultural and industrial development of stevia extracts, including research and development, stevia plant growth, high purity extraction, marketing, and distribution, announces financial results for the fourth quarter and fiscal year ended December 31, 2009.

Business Highlights

Full Year 2009 Revenues Climb 323%
For the year ended December 31, 2009, revenue increased $32.0 million, or 323%, to $41.9 million from $9.9 million in 2008.  Net income increased $11.4 million to $0.8 million, or $0.04 per diluted share, from a loss of $10.6 million, or ($0.60) per diluted share, in 2008.

Revenues were derived entirely from the sale of GLG’s high grade stevia extract products.  One of the primary drivers to the increase in stevia revenues was new production capacity coming on line at the Company’s Mingguang and Dongtai facilities during the first quarter.  Leaf processing increased from 5,000 metric tons (“MT”) per year to 41,000 MT.  The Company believes that market demand for its stevia products continues to grow as food and beverage makers further develop and launch new products containing the all natural sweetener.

Fourth Quarter Revenue Up 185%
Revenue for the fourth quarter ended December 31, 2009 was $13.3 million, an increase of 185% from $4.7 million in the 2008 fourth quarter. Net income increased $7.6 million to $0.5 million, $0.02 per diluted share, from a loss of $7.1 million, or ($0.40) per diluted share in the year ago period.

EBITDA Continues to Strengthen
For the fourth quarter ended December 31, 2009, EBITDA was $4.6 million, or 35% of sales, versus the negative $0.1 million in EBITDA for the 2008 fourth quarter.  EBITDA for the twelve months ended December 31, 2009 was $10.5 million, or 25% of sales, a significant increase from the negative $1.0 million in EBITDA for 2008. Management had previously guided an upper range for EBITDA margin of 22% of revenues for the full year. The main contributing factors to the continued improvement in EBITDA were higher fourth quarter stevia revenues and gross profit, reduction in one-time new facility related start up costs as well as the impact of the Company being able to use its Huinong One proprietary leaf strain, which contains approximately 60% Rebaudioside A.

Product Development and Production

In 2009, GLG continued its focus on product development and production infrastructure. The Company is currently poised to capitalize on the increasing demand and mainstream acceptance of natural stevia plant extracts as an alternative to artificial sweeteners and high fructose corn syrup and as a complement to sugar in a blended capacity for the reduction of caloric content in food and beverages.

New, Fully Operational Leaf Processing Plants: GLG completed food safety audits to bring its two new stevia leaf processing plants into operation during the first quarter of 2009, adding 36,000 MT of processing capacity for a total of 41,000 MT, a 720% increase over 2008 leaf processing capacity.

During the fourth quarter, a new Rebpure™ RA97 refining facility in Qingdao, China was completed, providing an additional 1,000 MT of RA97 capacity. The new facility has been constructed following food grade "Good Manufacturing Practice" (GMP) standards and key components were constructed following pharmaceutical grade GMP standards. The plant is currently operational with final certifications expected to be completed during the first half of 2010. This new facility enables GLG easy access to ship, air, and rail for product movement, increased capacity for secondary processing, and positions the Company to further meet current and anticipated demand.

High Grade Stevia Extract Production Quadrupled as Compared to 2008 Average Production Rates:  With two new leaf processing facilities in operation in the first quarter of 2009, GLG increased monthly primary processing and extraction from an average of 10 MT in 2008 to 40 MT. With the addition of the Qingdao plant adding additional refining capacity, the Company in 2010 is expect to be able to produce 1,500 MT of RA97 high grade stevia extract.

2010 Harvest: GLG is prepared for and anticipates a successful 2010 harvest and is contracted with more than 200,000 trained farmers within its exclusive stevia growing areas in China. The Company continues to receive significant support from local Chinese government agencies within these areas.

In 2009, GLG successfully completed its stevia seed propagation program with its proprietary strain demonstrating commercial viability in the field as a direct seed plant, eliminating the costly use of greenhouses and seedlings as an intermediary step. More than 10 years of natural breeding technology has generated the GLG proprietary seed, resulting in a leaf that has three times the amount of sweet glucocides of other stevia leaves. This enables the Company to achieve higher yields, greater processing efficiencies and greater batch to batch consistency for final production. GLG anticipates that its seeds could generate up to an estimated 40,000 MT of high quality, proprietary stevia leaf in the 2010 harvest. This would ensure that 100% of the Company’s input needs were supplied through its own proprietary crop, which will meet capacity at each of its processing centers.

Business Development

GLG also made progress in its efforts to increase commercial adoption of its high grade stevia extract. Key business development highlights include:

Received US$40.5 Million Stevia Extract Order from Cargill for TRUVIATM: In May 2009, GLG received an initial order from its premier strategic partner, Cargill, valued at US$40.5 million for the delivery of high grade stevia extract beginning October 2009. Further, GLG agreed to make additional product available to Cargill for a possible increase in the order size.

Cargill recently reported that it achieved an eight percent share of the US alternate sweetener market since launching its TruviaTM tabletop product against Splenda, Sweet‘N Low and Equal. Cargill also announced it currently has more than 100 stevia-specific projects underway.

GLG Direct Sales Team Announced: In 2009, GLG hired three experienced sales and marketing executives from the beverage and sweetener industries in order to accelerate commercial acceptance of its high grade stevia extracts. The Company appointed Alan Martin and Jack Tokarczyk as Vice Presidents of Sales, and James E. Kempland as Vice President of Marketing. The new additions will focus on the development of Rebpure™ RA97 high-grade stevia extract sales for the growing global market.

Corporate Developments

In 2009, the Company took steps to ensure it could invest in growing its operations to meet increasing global demand for its natural stevia plant extracts.

Additional Credit Facilities Secured: GLG was granted an additional credit facility of RMB 250 million with the Agricultural Bank of China, which at current exchange rates will provide GLG approximately $42 million in capital. The facility provides additional financial support, and the Company believes it underscores the Chinese government’s support for the Company’s operations and business developments.

NASDAQ listing: On November 20, 2009, GLG commenced trading on the NASDAQ Global Market under the symbol "GLGL,” increasing the Company’s visibility within and its access to the U.S. equity markets. GLG's common shares are now dual listed on the Toronto Stock Exchange and the NASDAQ Global Market.

In conjunction with its NASDAQ listing, the Company completed a public equity offering of 3,625,000 common shares raising aggregate gross proceeds of US$27.5 million. The underwriters of the equity offering had purchased an additional 543,750 common shares of the Company for gross proceeds US$4.1 million. This brought the total gross proceeds raised from the public offering to US$31.7 million.

Market Development

The Company believes that growing consumer preference for all-natural products, together with increasing rates of obesity and diabetes, is driving demand for an all-natural, zero-calorie sweetener. Additional consumer, governmental and social pressures are also fueling the need for U.S. food and beverage companies to create better-for-you products that help lower caloric intake. According to an August 2009 report published by Mintel International Group Ltd., United States retail sales of products containing stevia reached $100 million in 2009, including tabletop sweeteners and food and beverage products. The market is expected to reach $2 billion by the end of 2011. Also, according to Mintel, more than 115 new food and beverage products containing stevia were launched in the United States in the first seven months of 2009 by leading global food and beverage companies.

Stevia natural plant extracts are creating an entirely new category of sweeteners that offer non-caloric and heat-stable sweetening systems with superior taste, and without artificial chemicals. According to research, new product launches and consumer adoption is occurring rapidly which could enable stevia to quickly becoming a mainstream tabletop sweetener and food and beverage ingredient. Additionally, new developments using stevia blended with sugar enables an all natural sweetening system that reduces added calories in food and beverages, while maintaining a positive taste profile and providing consumers a naturally sweetened product.

The current global market for stevia as an ingredient, according to Mintel, is estimated at $500 million. The European Union is expected to approve the use of stevia extracts as a food ingredient within the first half of 2010. GLG believes that this market could adopt stevia at a faster rate than others, given European consumers’ overall healthier dietary habits.

Emerging markets, such as India and China, are also growth opportunities for GLG’s stevia extracts, given the high instances of Type-2 diabetes in both countries. According to a study published in March 2010 by the New England Journal of Medicine, an estimated 92.4 million adults in China have Type-2 diabetes. In India, an estimated 50.8 million people are afflicted with the disease, according to the International Diabetes Federation.  (Source: http://www.businessweek.com/news/2010-03-24/china-tops-world-diabetes-ladder-as-economic-boom-spurs-obesity.html).  GLG is currently working on development opportunities in these markets.

Additional discussion of GLG’s market outlook can be found later in the release under “Revenue Outlook 2010.”

Fourth quarter 2009 and Year End Financial Results Highlights

The following results from operations have been derived from and should be read in conjunction with the audited consolidated financial statements of GLG for the period ended December 31, 2009, and its audited consolidated financial statements for previous years. Certain prior year's figures have been reclassified to conform to the current financial information presentation.

In thousands Canadian $, except per share amounts	Fourth quarter 2009	Fourth quarter 2008	% Change	Twelve months 2009	Twelve months 2008	% Change
Revenue	$13,264	$4,657	185%	$41,884	$9,891	323%
Cost of Sales	$8,327	$3,718	124%	$29,790	$7,560	294%
% of Revenue	63%	80%	(17%)	71%	76%	(5%)
Gross Profit	$4,938	$939	426%	$12,094	$2,331	419%
% of Revenue	37%	20%	17%	29%	24%	5%
General & Administration Expenses	$3,548	$3,389	5%	$11,720	$7,217	62%
% of Revenue	27%	73%	(46%)	28%	73%	(45%)
Income (loss) from Operations	$1,389	$(2,450)	157%	$374	$(4,886)	108%
% of Revenue	10%	(53%)	63%	1%	(49%)	50%
Other Expenses (income)	$(1,317)	$(6,146)	(79%)	$(3)	$(7,216)	(100%)
% of Revenue	(10%)	(132%)	122%	0%	(73%)	73%
Net Income (loss) after Income Taxes and Non-Controlling Interests	$488	$(7,115)	107%	$758	$(10,607)	107%
Earnings (loss) per share (Basic)	$0.02	$(0.40)	106%	$0.04	$(0.60)	106%
Earnings (loss) per share (Diluted)	$0.02	$(0.40)	106%	$0.04	$(0.60)	106%
Depreciation and Amortization	$2,258	1,142	90%	$6,385	$2,540	151%
% of Revenue	16%	25%	(9%)	15%	26%	(10%)
EBITDA (1)	$4,586	$(77)	6055%	$10,450	$(1,032)	1112%
% of Revenue	35%	(2%)	37%	25%	(10%)	35%

(1) EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes (1) depreciation and amortization expense reported on the statement of operations, (2) Other Income (Expenses) and (3) stock based compensation expense. This might not be the same definition used by other companies. For a reconciliation of EBITDA to net income (loss) before taxes and after minority interest under Canadian GAAP, please see “Non-GAAP Financial Information” below.

Revenue

Revenue for the twelve months ended December 31, 2009, derived entirely from stevia sales, was $41.9 million, a substantial increase of 323% from $9.9 million for the comparable period in 2008.  Revenue for the fourth quarter ended December 31, 2009 was $13.3 million, an increase of 185% from $4.7 million in revenue for the fourth quarter in 2008.

One of the primary drivers to the increase in stevia revenues was the new production capacity coming on line at the Company’s Mingguang and Dongtai facilities during the 2009 first quarter. This new capacity greatly improved the Company’s production throughput.  Leaf processing increased from 5,000 MT per year to 41,000 MT.  Also contributing to the revenue growth was higher demand for the Company’s high grade stevia extract products and greater shipments of higher value stevia extract against existing purchase orders from a year ago.

The Company’s Canadian dollar reported revenues were impacted negatively by the appreciation of the Canadian dollar against the US dollar during the twelve months because GLG’s purchase contracts and orders are typically US dollar denominated. During the twelve months ended December 31, 2009 the Canadian dollar appreciated 12.2% relative to the US dollar.

Cost of Sales

Cost of sales for the twelve months ended December 31, 2009 were $ 29.8 million, an increase of 294% over $7.6 million in cost of sales for the comparable period in 2008. The increase in cost of sales year over year was driven by the overall growth in top-line revenue as well as higher costs associated at the start-up of the new facilities.  The Company has seen production costs at its new facilities consistently decline during the third and fourth quarter relative to the first quarter start-up period, as the Company improved efficiencies throughout the year.

Gross Profit

•
Gross profit for the twelve months period ending December 31, 2009 was $12.1 million, an increase of 419% from $2.3 million in gross profit for 2008.  The absolute increase in gross profit can be attributed to increased stevia sales.  The gross profit margin for the twelve months period ended December 31, 2009 was 29% compared to 24% gross profit margin for 2008.

•
Gross profit for the three months ended December 31, 2009 was $4.9 million, an increase of 426% over $0.9 million in gross profit for the fourth quarter of 2008.  The gross profit margin for the three months ended December 31, 2009 was 37% compared to 20% gross profit margin for 2008.

General and Administration Expenses

In thousands Canadian $	Fourth quarter 2009	Fourth quarter 2008	% Change	Twelve months 2009	Twelve months 2008	% Change
SG&A Expenses	$2,402	$1,940	24%	$7,832	$5,120	53%
Stock based Compensation	$754	$1,229	(39%)	$2,479	$1,321	88%
G&A Amortization & Depreciation	$392	$220	78%	$1,409	$776	82%
Total	$3,548	$3,389	5%	$11,720	$7,217	62%
% of Revenue	27%	73%	(46%)	28%	73%	(45%)

General and administration expenses include sales, general and administration costs (SG&A), depreciation and amortization expenses on non-manufacturing fixed assets and stock based compensation.

Sales, General, and Administration (SG&A) Expenses

For 2009, SG&A expenses were $7.8 million, an increase of $2.7 million, or 53% from $5.1 million   for 2008. The key expense categories that increased were salaries, consulting fees, office and travel.  GLG’s employee count at the end of December 31, 2009 was 1,411, a 74% increase of 808 people from year-end 2008. Approximately 75% of employees work in the production function of the Company.

SG&A expenses for the three months ended December 31, 2009 were $2.4 million, an increase of $0.5 million, or 24% from 2008. SG&A expenses increased $0.7 million comparing the fourth quarter of 2009 to the third quarter of 2009 and were driven by the start-up of GLG’s new Rebpure™ RA97 production facility at its Runhao subsidiary, an increase in professional fees related to audit and legal services and an increase from annual business taxes in China.

G&A Depreciation and Amortization

G&A related depreciation and amortization expenses for the three months ended December 31, 2009 was $0.4 million, an increase of 78% over $0.2 million for the comparable period in 2008.   The main driver for the increase is related to the amortization of G&A related assets in China at GLG’s Runhai and Runyang subsidiaries, which came into operation in the first quarter of 2009.

Other Expenses

In thousands Canadian $	Fourth quarter 2009	Fourth quarter 2008	% Change	Twelve months 2009	Twelve months 2008	% Change
Other Income (Expenses)	$(1,317)	$(6,146)	(94%)	$(3)	$(7,216)	110%
% of Revenue	(10%)	(132%)	122%	0%	(73%)	73%

Other income for the twelve months ended December 31, 2009 was $0.03 million, versus other expenses of $7.2 million for 2008.  There were two items that contributed to the majority of the other expenses for the twelve months ended December 31, 2009.  The first was foreign exchange gains of $2.6 million on US dollar-denominated liabilities that GLG was holding during the period. The second was interest expenses of $2.7 million mainly related to a US$20 million advances from a customer which was fully repaid in November 2009, and the Company’s bank loans in China.

Other expenses for the three months ended December 31, 2009 was $1.3 million, a decrease of 94% from other expenses of $6.1 million for the 2008 fourth quarter and was impacted by the same items as described for the twelve months period.

Net Income (loss)

In thousands Canadian $	Fourth quarter 2009	Fourth quarter 2008	% Change	Twelve months 2009	Twelve months 2008	% Change
Net Income (Loss)	$488	($7,115)	107%	$758	($10,607)	107%
% of Revenue	4%	(153%)	157%	2%	(107%)	109%

For the twelve months ending December 31, 2009, the basic income per share was $0.04 versus a loss per share of ($0.60) for 2008. Net income improved by $11.4 million compared to the same period in 2008.  This improvement was driven by higher revenues and gross profit margin from increased production at the Company’s new facilities in Mingguang and Dongtai ($9.8 million). Also, increase in foreign exchange gains of $5.5 million driven by an appreciation of the Canadian dollar relative to US dollar during 2009 and a reduction of $3.1 million in one time provisions that were offset by an increase in G&A expenses of $4.5 million, a net interest expenses increase of $1.4 million and a decrease of income tax recoveries of $1.2 million.

The basic income per share was $0.02 for the three months ending December 31, 2009 versus a loss per share of ($0.40) for the 2008 comparable period. Net income improved to $0.5 million for the three months period ending December 31, 2009 in comparison to the loss of 7.1 million for the fourth quarter 2008. This $7.6 million improvement was driven by higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($4.0 million), foreign exchange gains of $2.3 million driven by an appreciation of the Canadian dollar relative to US dollar in the fourth quarter  and  a reduction in one time provisions of $3.1 million that were offset by an increase in G&A expenses of $0.2 million, a net interest expenses increase of $0.4 million and a net reduction in income tax recoveries of $1.0 million.

EBITDA

In thousands Canadian $	Fourth quarter 2009	Fourth quarter 2008	% Change	Twelve months 2009	Twelve months 2008	% Change
EBITDA	$4,586	$(77)	6055%	$10,450	$(1,032)	1112%
% of Revenue	35%	(2%)	37%	25%	(10%)	35%

For the quarter ended December 31, 2009, EBITDA was $4.6 million versus the negative $0.1 million in EBITDA for the 2008 fourth quarter.  The main drivers for the increase in EBITDA were higher stevia revenue and gross profit for the fourth quarter, a reduction in one-time start up related costs and transfer of production staff costs from general and administrative costs to production costs with the start-up of operations at the Company’s new facilities in Mingguang and Dongtai.

EBITDA for the twelve months ended December 31, 2009 was $10.5 million, a significant increase from the negative $1.0 million in EBITDA for 2008.

For a reconciliation of EBITDA to net income (loss) before taxes and after minority interest under Canadian GAAP, please see “Non-GAAP Financial Information” below.

Capital Expenditures (CAPEX)

In thousands Canadian $	Third quarter 2009	Third quarter 2008	% Change	Twelve months 2009	Twelve months 2008	% Change
Capex	$16,653	$25,796	(35%)	$40,875	$57,790	(29%)

GLG’s capital expenditures of $16.7 million for the fourth quarter of 2009 decreased 35% compared to $25.8 million in the fourth quarter of 2008. The 2009 fourth quarter capital expenditures were primarily incurred for the Company’s new Rebpure™ RA97 facility in Qingdao that was completed during the quarter. The Company also constructed two administrative buildings at its Runde and Bengbu subsidiaries as well commenced construction of additional water treatment facilities at one of its primary processing plants.

Capital expenditures for the twelve months ended December 31, 2009 were $41.0 million, which was comprised of $35.0 million of cash flow used by investing activities, plus an increase of $8.0 million in accounts payable related to the purchase of property, plant and equipment, and a net decrease of $2.1 million of equipment in year-end prepaid expenses.

GLG’s capital expenditures for the twelve months ended December 31, 2009 decreased 29% to $41.0 million compared to $57.8 million for 2008.  Approximately 23%, or approximately $9 million, of these capital expenditures were incurred in the first quarter of 2009, driven by the completion of the leaf processing facilities by the Runhai (Mingguang) and Runyang (Dongtai) subsidiaries.  The majority of the balance of 2009 capital expenditures of  approximately $28.5 million, or 71% of capex total spend, was incurred in the set-up and construction of the Company’s new Rebpure™ RA97 facility in Qingdao.  The majority of the remaining 6% of capex for 2009 was incurred for the construction of two administrative buildings in the fourth quarter and the commencement of a new waste water treatment project at its Runyang facility.

The initial phase of the Runhao project included two lines each capable of producing 500 MT of RA 97 per annum.  This project also completed the infrastructure necessary to support 3,000 MT of RA 97 production including gas and electric infrastructure, underground pipe lines and road infrastructure. Warehousing space for 10,000 MT RA 97 was completed as part of this project in 2009. The buildings constructed have one million square feet of space and were constructed on 62 acres of land.  An additional 65 acres has been reserved for future expansion.  The new facility was constructed following food grade "Good Manufacturing Practice" (GMP) standards and key components are being constructed following pharmaceutical grade GMP standards.  Initial test runs commenced during the month of December 2009.  This facility is near completion of a third party audit in order achieve GMP certification and other important certifications, such as ISO9000.

The Runhao project expenditure was approximately $6.5 million higher than announced during the third quarter outlook. The higher capex was used to increase the initial warehousing infrastructure to 10,000 MT capacity and gas and electric infrastructure to 3,000 MT capacity.

The following table presents year end capacity levels for GLG’s facilities as compared to year-end 2008.

Production Capacity	Year end 2009	Year end 2008
Leaf Processing	41,000	5,000
Intermediate Powder (RA 60)	4,000	500
High Grade Stevia (RA 80)	3,000	1,000
Rebpure™ (RA 97)	1,500	500

Balance Sheet Financial Highlights

In thousands Canadian	December 31, 2009	December 31, 2008
Cash and cash equivalents	$16,018	$7,363
Working Capital	$6,381	($2,562)
Total Assets	$229,586	$174,361
Total Liabilities	$84,743	$57,364
Advances from Customers	-	$24,492
Bank Loans Payable (Current Portion) Shareholder Loans	$37,317 $7,243	$10,232 -
Total Shareholder Equity	$144,819	$116,829

Non-GAAP Financial Information

The following table provides reconciliation of EBITDA to Canadian GAAP net income.

In thousands Canadian Dollars	Fourth quarter 2009	Fourth quarter 2008	Twelve months 2009	Twelve months 2008
Income (Loss) Before Income Taxes and Non-Controlling Interests	$72	$(8,596)	$371	$(12,103)
Add:
Non-Controlling Interest	$22	$53	$144	$68
Depreciation and Amortization	$2,258	$1,142	$6,385	$2,540
Net Interest Expense	$899	$139	$3,709	$1,188
Foreign Exchange Gains	581	$2,845	$(2,638)	$2,843
Non-Cash Share Compensation Expense	$754	$1,229	$2,479	$1,321
YHT Provision	-	$3,111	-	$3,111
EBITDA	$4,586	$(77)	$10,450	$(1,032)
% Revenue	35%	(2%)	25%	(10%)

Market and Operations 2010 Outlook

GLG’s key operational objectives for 2010 are:

1.	Generate sales growth from GLG’s direct sales force in the United States as well as key international markets

2.	Execute marketing and communications plan to establish GLG in the food and beverage industry

3.	Commence operation of new Runhao facilities to increase production capacity and revenues

4.	Harvest enough proprietary leaf in 2010 crop to achieve 100% coverage of production requirements

5.	Organize stevia growers in partnership with local governments in China to meet expected 2010 stevia demand

6.	Continue to develop additional leaf growing areas

7.	Continue R&D program for high RA yielding seeds and seedlings, process innovation and product use formulations

Revenue 2010 Outlook

The market for stevia in key markets such as the U.S. showed strong growth in 2009.  According to Mintel’s August 2009 report entitled Stevia and other Natural Sweeteners, more than 115 new food and beverage products containing stevia have been launched in the United States in the first seven months of 2009 by leading global food and beverage companies such as The Coca Cola Company, Cargill, PepsiCo and Merisant Company.  The Company believes that this support, coupled with underlying trends and key market drivers presents favorable conditions for stevia’s wider global acceptance and continued long-term growth trajectory.

According to Mintel’s August 2009 report, United States retail sales of products containing stevia topped $100 million in 2009, including tabletop sweeteners and food and beverage products, and could reach US$2 billion by the end of 2011.  The Company believes growing consumer preference for all-natural products, together with increasing rates of obesity and diabetes, have created significant demand for stevia as an all-natural, zero-calorie sweetener.  In 2009, Coca Cola and PepsiCo launched stevia-sweetened versions of VitaminWater and SoBe Lifewater (respectively), as well as other products. Kraft, the largest United States food company, and Hansen, the beverage company, have also launched TruviaTM-sweetened beverage products. Consumer goods companies have also been combining stevia with sugar in low-calorie products, such as PepsiCo’s Trop 50 orange juice, Coke’s Sprite Green and Kraft’s Nature’s Splash powdered drinks.

In 2010, GLG has already seen major new launches of products sweetened with stevia. Coca Cola has recently launched VitaminWater ZeroTM, Kraft has launched Crystal Light Pure FitnessTM sweetened with TruviaTM and Breyers has launched YoCrunch® 100 calorie yogurt sweetened with TruviaTM.

The Company believes stevia extracts such as its Rebpure™ RA97 are positioned to become leading all natural sweeteners as a result of their appealing profile:

—	zero calories
—	100% natural and thus perceived as healthier than artificial sweeteners
—	stability under heat for formulation and processing
—	suitability for diabetics

Recent market reports indicate that TruviaTM (launched by the Company’s strategic alliance partner Cargill) has achieved 8% of the alternate sweetener market in the United States since launched against products such as Splenda, Sweet’N Low and Equal. TruviaTM has captured majority market share as the stevia sweetener of choice for new product launches in the US since late 2008. Cargill had further announced it currently has more than 100 stevia-related projects underway with customers.

The Company believes that China presents another key market opportunity for its high-grade stevia products.  China currently faces a shortfall of sugar production and in 2009 imported over 1.5 million MT of sugar worth approximately US$1.1 billion.  This sugar shortage is expected to grow as the population continues to grow and per capita sugar consumption increases. GLG believes that this sugar supply shortfall creates a market opportunity for its stevia-based sweeteners which the Company is actively pursuing. The Company believes that it is well-positioned to develop this market opportunity because of its relationships with Chinese provincial and central government agencies.

GLG is also actively working on opportunities in other markets such as Japan, Australia, India and a number of countries in South America.

EBITDA 2010 Outlook

The Company’s expectation for EBITDA margin (percentage of revenues) for 2010 is 24 to 26% EBITDA margin on full year revenues.

Capital Expenditures - 2010 Outlook

The Company expects to undertake some key capital projects in 2010, including the completion of its water treatment upgrade program and a new R&D innovation centre.  The R&D innovation centre has the potential for government funding in China and the Company is currently pursuing such support.  This new centre will focus on R&D across all aspects of the stevia supply chain, including agriculture, extract processing, finished product production and product formulation innovation.

GLG’s outlook summary for 2010

In millions Canadian dollars	Actual 2009	Outlook 2010
Revenue	41.9	70-80
EBITDA	10.5	17-21
Capital Expenditures	40.8	10-15

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings including RebpureTM, RebsweetTM, AnysweetTM and the Company’s newest line Sweet SuccessSM, make it the leading producer of high purity, great tasting stevia extracts.

For further information, please visit www.glglifetech.com.

Contact:Brian Meadows, Chief Financial Officer
Phone:+1 (604) 641-1368
Fax:+1 (604) 844-2830
Email:ir@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.